Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: October 2005	Commission File Number 1-14992

CORUS ENTERTAINMENT INC.
(Name of Registrant)

181 Bay Street
Suite 1630
Toronto, Ontario
M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 20-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

By:	/s/ Thomas C. Peddie

	Name:	Thomas C. Peddie
	Title:	Senior Vice President & CFO

Date: October 25, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Fourth Quarter Shareholder’s Report
2.	News Release dated October 25, 2005 - Corus Entertainment Inc. Announces Fourth Quarter And Year End Results
3.	News Release dated October 25, 2005 - Corus Entertainment Inc. Announces Semi-Annual Dividend For Class A And B Shareholders